Priced In Corp
6110 Coxswain Crescent
Toronto, ON
Canada L5V-2Z8

April 3, 2013

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Priced In Corp
Registration Statement on Form S-1
File No. 333-184897

Dear Sir or Madam:

Request is hereby made for the acceleration of the effective date of the Registration Statement on Form S-1 for Priced In Corp, File No. 333-184897, to 4:00 p.m., Eastern Time, on Friday, April 5, 2013, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Priced In Corp

By:	/s/ Ken-Muen Le
Name:	Ken-Muen Le
Title:	Chief Executive Officer